UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-84755

LifePoint Hospitals Holdings, Inc.

(Exact name of registrant as specified in its charter)

103 Powell Court
Brentwood, Tennessee 37027
(615) 372-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 3/4% Series B Senior Subordinated Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: Zero

     Pursuant to the requirements of the Securities Exchange Act of 1934, LifePoint Hospitals Holdings, Inc., a wholly-owned subsidiary of LifePoint Hospitals, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.1

Date: November 1, 2002	LIFEPOINT HOSPITALS HOLDINGS, INC.

	By:	/s/ Michael J. Culotta Michael J. Culotta Senior Vice President and Chief Financial Officer

[1] LifePoint Hospital Holdings, Inc. is ceasing to make filings in accordance with the Securities Exchange Act of 1934, as amended, because no debt securities remain outstanding.